PSA PEUGEOT CITROËN

07028066

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

October 29, 2007

SEC MAIL PROCESSING RECEIVED NOV 2007 WASH. D.C. SECTION

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- PSA Peugeot Citroën PSA - 2007 Nine-Month consolidated Sales and Revenue.

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAI

Very truly yours

Denis WORBE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : denis.worbe@mpsa.com

Paris – October 25, 2007

PSA PEUGEOT CITROËN

Third-Quarter Consolidated Sales and Revenue Up 11.9%
Second-Half Operating Margin Objective of More Than 2% Confirmed

Consolidated sales and revenue increased by 11.9% in the third quarter of 2007 to €14,024 million, from €12,538 million in the year-earlier period. For the full nine months, sales and revenue amounted to €44,842 million, up 7.7% on the €41,631 million reported in the first nine months of 2006.

Banque PSA Finance reported revenue of €498 million in the third quarter, a 12.2% rise over third-quarter 2006. Revenue for the first nine months of 2007 totaled €1,473 million, compared with €1,304 million for the prior-year period. The loan book rose to €23.2 billion, a 4.0% increase from September 30, 2006, while originations at end-September 2007 were up 2.9% to 638,500 contracts and the penetration rate stood at 25.5%, versus 25.8% one year earlier.

Gefco reported revenue of €835 million in the third quarter, a 12.7% rise over the prior-year period. For the full nine months, revenue was up 9.7% at €2,632 million, versus €2,399 million for the first nine months of 2006. Revenue from non-Group customers continued to rise, increasing by 10.8%.

Faurecia reported third-quarter sales of €2,815 million, up 8.7% from €2,589 million in third-quarter 2006. Nine-month sales came to €9,327 million, compared with €8,569 million for the first nine months of 2006. This represented sales growth of 8.8% overall and 9.0% for non-Group customers.

Automobile Division sales and revenue for the third quarter increased by 12.2% to €10,964 million. For the first nine months of the year, division sales and revenue amounted to €35,134 million, compared with €32,755 million for the prior-year period, an increase of 7.3%. The sharp growth in the third quarter was led by a 14.4% increase in new vehicle sales resulting mainly from volume gains, higher prices and an improvement in the product mix. Compared to the previous-year period, third-quarter 2007 saw a 3.0% improvement in the product mix and a 1.4% increase in prices, confirming the trends already apparent in the first half.

In the third quarter, unit sales rose by 11.9% year-on-year to 783,600, of which 734,600 assembled vehicles and 49,000 CKD units. For the nine-month period, sales of Peugeot and Citroën vehicles increased by 3.4% to 2,547,700 units, of which 2,405,700 assembled vehicles and 142,000 CKD units.

The strong growth in third-quarter unit sales was partially due to a low prior-year comparative.

In a Western European market where demand for passenger cars and light commercial vehicles rose by a modest 0.4% for the first nine months of 2007, Peugeot and Citroën registrations increased by 0.8%. This gave the Group a market share of 13.9%, compared with 13.8% a year earlier. 9 month unit sales increased by 2.5% to 1,740,900 units.

In Central and Eastern Europe, nine-month sales climbed by 21.6% to 134,100 units.

In the Mercosur countries, sales for the period were up 24.3% to 152,900 units in a market that continued to expand rapidly. The Group improved its penetration in Argentina to 14.9%, with sales of 59,800 units in a market that grew by 25.4%. In Brazil, sales rose by 23.8% to 91,300 units, leading to a slight increase in market share to 5.4% versus 5.3%.

The Group's sales in China expanded by 3.8% to 151,500 units, for a market share of 3.9%. In the third quarter, sales trended upwards, increasing by 6.8%.

In Russia, nine-month sales were up 31.9% year-on-year at 28,000 units in a market that also experienced rapid growth.

At 387,300 units, sales of the Peugeot 207 were in line with objectives. Peugeot strengthened its leadership in the small-car segment, led by the 107 and ongoing sales of the 206, while Citroën benefited from full ramp-up of the C4 Picasso, of which 148,000 units were sold. With the C4 Picasso and Xsara Picasso, Citroën saw its sales of compact MPVs increase by 68.5%, making the marque the European leader in the segment.
The Group strengthened its European leadership in light commercial vehicles, with an 18.6% market share at September 30, 2007.
The market rollout of the Peugeot 308, available in the first dealerships as of mid-September, has fully met the marque's expectations, with order volume of 1,200 units a day.

CONCLUSION

Unit sales are in line with the CAP 2010 objectives. Sales in Western Europe are on track and on schedule in Russia. China experienced a difficult first half and measures to increase sales have been deployed at Citroën. Eastern Europe and the Mercosur countries are ahead of schedule.

Sales were increased while also improving pricing and the product mix. This sound growth was supported by a strong disciplined management of inventories.

OUTLOOK

In the fourth quarter of 2007, consolidated sales and revenue should continue to increase over the prior-year period, although not as fast as in the third quarter.

The Group confirms its consolidated operating margin target of more than 2.0% in the second half.

CONSOLIDATED SALES AND REVENUE

(in millions of euros)	3rd Quarter 2007	3rd Quarter 2006	M€ change	% change
Automotive Division	10,964	9,768	+1,196	+12.2%
Faurecia	2,815	2, 589	+ 226	+8.7%
Gefco	835	741	+ 94	+12.7%
Banque PSA Finance	498	444	+ 54	+12.2%
Other businesses and eliminations	(1,088)	(1,004)		
Total PSA Peugeot Citroën	14,024	12,538	+1,486	+11.9%

(en millions d'euros)	September 30, 2007	September 30, 2006	M€ change	% change
Automotive Division	35,134	32,755	+ 2,379	+7.3%
Faurecia	9,327	8,569	+ 758	+8.8%
Gefco	2,632	2,399	+ 233	+9.7%
Banque PSA Finance	1,473	1,304	+ 169	+12.9%
Other businesses and eliminations	(3,724)	(3,396)		
Total PSA Peugeot Citroën	44,842	41,631	+ 3,211	+7.7%

WORLDWIDE AUTOMOBILE SALES

(in units) *	9 month 2007	9 month 2006	Units change	% change
Europe 18 countries	1,740,900	1,698,900	+ 42,000	+2.5%
of which France	552,200	545,500	+ 6,700	+1.2%
Central & Eastern Europe (excl.Russia)	134,100	110,200	+ 23,900	+21.6%
Russia	28,000	21,200	+ 6,800	+31.9%
Mercosur	152,900	123,000	+ 29,900	+24.3%
China	151,500	146,000	+ 5,500	+3.8%
Rest of World	340,300	365,200	- 24,900	-6.8%
Total unit sales	**2,547,700**	**2,464,500**	**+ 83,200**	**+ 3.4%**
Of which passenger cars	2,231,500	2,177,100	+ 54,400	+ 2.5%
light commercial vehicles	316,100	287,400	+ 28,700	+ 10.0%

* Assembled vehicles, disassembled components and CKD units

WORLDWIDE SALES BY MODEL

(passenger cars and LCVs)	9 month 2007	9 month 2006	Units change	% change
<u>**Peugeot Marque**</u>				
107	78,800	71,900	- 6,900	+9.6%
1007	14,600	28,300	- 13,700	-48.7%
206 + 207	623,300	554,000	+ 69,300	+12.5%
Total A/B segment	**716,700**	**654,200**	**+ 62,500**	**+ 9.6%**
307 + 308 (segment C)	**319,600**	**331,600**	**- 12,000**	**-3.6%**
405	94,300	95,800	- 1,500	-1.6%
407	107,600	137,100	- 29,500	-21.5%
607	5,700	8,100	- 2,400	-29.3%
807	16,600	19,300	- 2,700	-14.2%
4007	3,300	-	-	-
Total D/E segment	**227,500**	**260,300**	**- 32,800**	**-12.6%**
Expert	30,600	25,200	+ 5,400	+21.5%
Partner	119,200	108,900	+ 10,300	+9.4%
Boxer	37,900	32,600	+ 5,300	+16.4%
Total Van (PC + LCV)	**187,700**	**166,700**	**+ 21,000**	**+12.6%**
Others	2,300	3,100	-	-
TOTAL	**1,453,800**	**1,415,900**	**+ 37,900**	**+2.7%**
of which diesel-powered versions	696,300	663,700	+ 32,600	+4.9%
	47.9 %	46.9 %	-	-
of which passenger cars	1,295,100	1,271,900	+ 23,200	+1.8%
of which light commercial vehicles	158,700	144,000	+ 14,700	+10.2%
<u>**Citroën Marque**</u>				
C1	74,600	66,000	+ 8,600	+13.0%
C2	73,300	79,400	- 6,100	-7.7%
C3	207,800	217,300	- 9,500	-4.4%
Total A/B segment	**355,700**	**362,700**	- 7,000	**-1.9%**
ZX	44,300	73,700	- 29,400	-39.9%
C4 berline	176,900	181,100	- 4,200	-2.3%
C4 Picasso + Xsara Picasso	241,000	143,200	+ 97,800	+68.5%
Total C segment	**462,200**	**398,000**	**+ 64,200**	**+16.1%**
Xantia	7,600	8,100	- 500	-5.4%
C5	39,700	56,400	- 16,700	-29.7 %
C6	5,800	5,100	- 700	+12.2%
C8	10,000	16,200	- 6,200	-37.9%
C-Crosser	3,500	-	-	-
Total D/E segment	**66,600**	**85,800**	**- 19,200**	**-22.3%**
Jumpy	27,500	25,200	+ 2,300	+9.2%
Berlingo	139,800	142,400	- 2,600	-1.9%
Jumper	41,900	33,200	+ 8,700	+26.3%
Total Van (PC + LCV)	**209,200**	**200,800**	**+ 8,400**	**+4.2%**
Others	200	1,300	-	-
TOTAL	**1,093,900**	**1,048,600**	**+ 45,300**	**+4.3%**
of which diesel-powered versions	619,200	557,900	+ 61,300	+11.0%
	56.6 %	53.2 %	-	-
of which passenger cars	936,500	905,200	+ 31,300	+3.5%
of which light commercial vehicles	157,400	143,400	+ 14,000	+9.8%
TOTAL PSA Peugeot Citroën	**2,547,700**	**2,464,500**	**+ 83,200**	**+3.4%**
of which diesel-powered versions	1,315,500	1,221,600	+ 93,900	+7.7%
	51.6 %	49.6 %	-	-
of which passenger cars	2,231,600	2,177,100	+ 54,500	+2.5%
off which light commercial vehicles	316,100	287,400	+ 28,700	+10.0%

END